SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2023

Commission File Number 1-14926

KT Corporation

(Translation of registrant’s name into English)

90, Buljeong-ro,

Bundang-gu, Seongnam-si,

Gyeonggi-do,

Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: February 9, 2023
KT Corporation

By:	/s/ Seunghoon Chi
Name:	Seunghoon Chi
Title:	Vice President

By:	/s/ Sanghyun Cho
Name:	Sanghyun Cho
Title:	Director

FY 2022 Cash Dividend Payment
1. Dividend category		Year-end Dividend
2. Dividend type		Cash Dividend
3. Dividend per share (KRW)	Common Stock	1,960
	Different classes of stocks	-
- Differential dividends		No
4. Dividend yield (%)	Common Stock	5.5%
	Different classes of stocks	-
5. Total dividend payment (KRW)		501,843,648,880
6. Record date		2022-12-31
7. Dividend distribution date		Within one month from completion of the General Meeting of Shareholders
8. Whether General Shareholders’ Meeting will be held		On Schedule
9. Date of General Shareholders’ Meeting		To be determined
10. Date of approval by the BOD		2023-02-09
-Attendance of outside directors	Present (No.)	7
	Absent (No.)	0
- Attendance of auditors (auditors who are not outside directors)		-
11. Additional Details Relevant to Investment Consideration

- Dividend per share amount under Item 3 above is subject to change subject to completion of external audit and results of the General Meeting of Shareholders.

- Dividend yield under Item 4 above has been calculated by dividing the proposed dividend per share amount to the arithmetic average closing price of KT common shares during the five business days prior to ‘the record date minus two business days’.

- The company’s audit committee is made up of all outside directors.